As filed with the Securities and Exchange Commission on February 14, 1996

File No. 70-8767

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________
AMENDMENT NO. 1 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

Cinergy Investments, Inc.
251 North Illinois Street, Suite 1410
Indianapolis, Indiana  46204

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.
(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)
(Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

     Stephen P. Biggerstaff        Cheryl M. Foley
     Manager                       Vice President, General Counsel
     Cinergy Investments, Inc.     and Corporate Secretary
     (address above)               Cinergy Corp.
                                   (address above)

     William T. Baker, Jr.
     Reid & Priest LLP
     40 West 57th Street
     New York, New York  10019

1. Sections B ("Background") and C ("Proposed Business Activities of EnergyCos") of Item 1 are amended and restated in their entirety to read as follows:

     B.   Background

     (I)  District Energy Systems

In Cincinnati as in many other American cities, most large commercial buildings provide air conditioning from chilled water systems internal to each building. Currently, the chilled water systems in approximately 90% of Cincinnati's downtown office buildings rely on chlorofluorocarbon, or "CFC," refrigerant to produce the cooling effect. Owners and managers of most large commercial buildings in downtown Cincinnati are considering whether to retrofit or replace their existing chillers in the next several years due to age or environmental considerations; either option involves major capital expenditures, ranging from hundreds of thousands to several million dollars.

Likewise, a number of the owners and managers of large commercial buildings in downtown Cincinnati are analyzing whether to replace the heating systems in their buildings. Many of these systems are old and approaching the end of their useful lives, are expensive to replace, use relatively inefficient boilers, occupy a disproportionately large amount of building space, and raise environmental issues associated with emission of nitrogen oxides ("NOx").

The installation of "district" cooling and heating systems in downtown Cincinnati offers a cost-effective, energy-efficient alternative for cooling and heating large commercial buildings. The basic concept is analogous to that of connecting to the electrical distribution system as opposed to generating one's own electricity on-site. Under a district cooling system, rather than each office building supplying its own cooling needs on a "self-contained" basis, through a chiller located within that building, the needs of dozens of office buildings may be "outsourced" - that is, supplied by underground pipes distributing cooled water to the buildings from a centrally-located chilled water plant operated by a third-party provider. A district cooling system's physical infrastructure consists principally of the central plant itself (usually a multi-story building housing the chillers, pumps, water wells, piping, valves, cooling towers - located on the roof but often screened from view from the street - as well as control center and offices) and the associated distribution system - specifically, the network of underground pipes running from the central plant to connections in the client buildings (through the supply pipes) and looping back to the plant (through the return pipes). District cooling can provide a cost-effective alternative for cooling not only large commercial buildings in a central business area but also other large complexes such as hospitals and universities.

Under a district heating system, the distribution system is very similar to that for a district cooling system, except that the supply and return pipes are usually smaller than their counterparts in a district cooling system. The basic central plant facilities for a district heating system consist of boilers, pumps, piping, valves, tanks, water treatment, make-up water and controls necessary to produce steam or hot water. Although the central production facilities for combined district cooling and heating systems can (and in fact tend to) be housed in the same building, the distribution networks must be physically separate - i.e., the pipes used to transport and loop the hot water back to the central plant must be used exclusively for that purpose (although the heating and cooling pipes may be "jointly trenched" (nested together in the same trench under the street surface)).

District cooling and/or heating systems are in place in over 20 American cities, including Baltimore, Chicago, Indianapolis, Minneapolis, Nashville, Pittsburgh, San Francisco, St. Louis and three in Ohio (Akron, Cleveland and Youngstown)./1/ Many of these cities' district heating systems have been in place for decades. Among the major benefits of district energy systems are the following:

* Customers. By virtue of economies of scale and state-of-the-art technology, district energy systems offer building owners and operators an economical and efficient alternative to refurbishing or replacing (or installing in the first place) their own on-site cooling and/or heating systems, enabling building owners and operators to avoid major capital expenditures and the costs associated with operating and maintaining their own cooling and heating systems.

Lower Capital Costs: Under a district energy system, the principal and interest payments, property taxes and insurance costs associated with replacing or retrofitting on-site chillers/boilers are eliminated. The only initial costs in most buildings served by district energy are for heat exchangers, pumps and associated piping.

Lower Operating and Maintenance Costs: With district energy, a client building has less need for on-site operating and maintenance personnel and costly maintenance contracts with third-party providers. Ancillary chiller/boiler operating expenses (such as electricity, gas, water treatment chemicals and make-up water) are also eliminated.

More Revenue-Generating Space: Elimination of an on-site chiller/boiler system and its appurtenances frees up valuable floor space within the building and increases architectural flexibility.

In addition to the benefits noted above, synergistic benefits can be expected to accrue to customers if they purchase both their cooling and heating needs from a single district energy system. These benefits include further substantial reductions in capital outlays and operation and maintenance costs, more building space available for commercial use, and a likely reduction in air emissions.

Also, the economics of district energy systems improve when district heating is added incrementally to a new district cooling system (and vice versa), especially if the "backbone" pipes and central plant equipment for the district heating can be installed at the same time as those for the district cooling system. The installation of combined systems causes less disruption to city streets and motorists in congested downtown central business districts. A growing number of district energy systems feature combined cooling and heating central plant facilities.

* Communities. District cooling and heating systems are important economic development tools for urban areas in competing against less densely developed suburban commercial and industrial areas, where such centralized systems are less feasible. The ability of real estate developers to access district chilled and heated water for their commercial and industrial projects effectively reduces the capital cost of building those projects; once built, the facilities cost comparatively less to operate and maintain.

* Environment. District energy systems also benefit the environment. First, chilled water systems built today shun CFCs in favor of a new, environmentally more compatible generation of refrigerants. Second, many of the older boilers in commercial buildings are inefficient and do not use low NOx burners. Although there are no regulatory mandates to reduce NOx emissions from the operation of these boilers, there is a growing public awareness focusing on the level of emissions from these less efficient heating systems. By contrast, many of the larger boilers used in new district heating plants employ more efficient, low NOx burner technology. Finally, district energy systems promote energy conservation and efficiency. District energy systems help smooth load at the local utility and reduce energy demand, especially during peak hours. In turn, this can enable the utility to defer the need to build new generating facilities.

     (ii) Discussions involving Cinergy with respect to Development of District Energy System in Cincinnati

Cinergy's Ohio utility subsidiary, The Cincinnati Gas & Electric Company ("CG&E"), owns, operates and maintains a large chilled water system for cooling its Fourth & Main and Fourth & Walnut buildings, covering nearly one complete city block in the core of the central business district of downtown Cincinnati. This chilled water system is obsolete, 45 years old, inefficient, costly to maintain, and uses a CFC-based refrigerant; by the spring of 1995 CG&E had decided to replace it. Upon learning that CG&E was planning to replace its chillers, several nearby building owners asked whether or not CG&E might consider installing larger chillers that would accommodate their needs as well, thereby permitting them to address the CFC concerns and avoid the large capital outlays and operating and maintenance headaches associated with retrofitting or replacing their existing chillers. Since those initial discussions, Cinergy representatives have had a number of discussions with other downtown building owners or managers who have expressed a strong interest in district cooling. Several of these customers have also expressed a strong interest in district heating.

Cinergy personnel are also involved in discussions with third parties concerning acquisition (by ground lease or fee simple title) of the necessary realty in the downtown area, together with any required zoning variances, for the siting and construction of one or more combined central plant facilities.

In order to provide district cooling and heating in Cincinnati, Cinergy will need to obtain one or more franchises from the City of Cincinnati.
The City also has jurisdiction over the rates that would be charged to district energy customers. To that end, Cinergy representatives have had preliminary discussions with the City's staff. Pursuant to those discussions and the staff's recommendations to Mayor Roxanne Qualls and the City Council Members, the City is preparing to award one or more district cooling and heating franchises covering the downtown central business district as well as possibly other locations within the greater metropolitan area.

On January 24, 1996, the City Council adopted an ordinance granting Cinergy a non-exclusive franchise to provide district cooling in downtown
Cincinnati and calling for commencement of discussions with Cinergy regarding a district heating franchise. Among the provisions of the franchise agreement with the City of Cincinnati for district cooling (and district heating in the future) are the following:

* The franchise term is 25 years with a "reopener" clause after year 5 to extend the term.

* The agreement establishes several fee structures depending upon the type of franchise the City ultimately grants (see below), e.g., a non-exclusive for district cooling, an exclusive for district cooling, or an exclusive for both district cooling and heating. In general, the fee to be paid annually to the City ranges from about 2-4% of gross revenues, depending on the type of franchise. The franchise agreement also contains an annual minimum fee provision.

* The rates for the district cooling (and heating) services will be negotiated by contract directly with the customers and the rates will be based on market prices. The City will not request any rate caps.

* The franchise agreement contains a "most favored nation" provision regarding the City's purchase of district energy services.

* The City reserves the right to convert the non-exclusive franchise to an exclusive franchise and to include district heating.

(The execution form of franchise agreement with the City is included as Exhibit D-1.)

     C.   Proposed Business Activities of EnergyCos

Applicants request authorization for the EnergyCos to engage in the businesses of a district cooling company and a district heating company, respectively, within the greater Cincinnati metropolitan area. These activities would include:

* design, construction, installation, ownership, operation, management, repair and maintenance of one or more combined or stand-alone central chilled water (in the case of CoolCo) and heating plants (in the case of HeatCo) and associated distribution pipes and ancillary equipment and facilities;

* acquisitions of required franchises, zoning variances, interests in realty and any other necessary permits;

* execution of water cooling (in the case of CoolCo) and water heating (in the case of HeatCo) contracts with customers providing for delivery of chilled or heated water to the customers' facilities for cooling or heating purposes and rendition of associated services/2/; and

* retention of consultants and third-party contractors with respect to the foregoing activities.

The above listing is not intended to be exhaustive, but is for illustrative purposes only.

Prospective customers of the EnergyCos would be comprised of nonassociates (specifically, existing electric and gas customers of CG&E within Cincinnati) as well as, at least as to chilled water, CG&E itself. Any sales of chilled or hot water to CG&E, together with any incidental services, construction or goods, would be exempt from Commission jurisdiction pursuant to Rule 81. CoolCo's chillers will initially be electric-powered, and CoolCo will purchase electricity from CG&E. HeatCo's boilers will be gas-fired (possibly with fuel oil as a back-up), and HeatCo will purchase gas from CG&E. In addition, CG&E will supply the balance of the energy needs for the EnergyCos' central plant facilities.

As part of their business activities, CoolCo and HeatCo also request authorization to provide financing to nonassociate customers in connection with sales of chilled or heated water. In order to connect to the EnergyCos' district energy systems, some prospective customers may need to replace their cooling/heating interface equipment (i.e., such items as heat exchangers, pumps and some internal piping on the customer's premises). Some of the building owners and managers, to further reduce capital outlays, are interested in the EnergyCos financing these equipment upgrades. The EnergyCos propose to provide such financing by selling the necessary equipment to the customers on credit; the customer would repay the respective EnergyCo for the equipment pursuant to a separate line-item charge to its monthly bill from the EnergyCo for chilled or hot water. The monthly charge would cover a portion of the equipment's total sale price to the customer (reflecting a mark-up from the cost paid by the EnergyCo to the equipment vendor) plus a finance charge. In connection with the proposed customer financing, the EnergyCos would not acquire any promissory notes or other securities from their customers.

As set forth below, the district energy business proposed herein will benefit the Cinergy system, its customers and investors, and the public.

* Demand Side Management. The EnergyCos' district energy business not only will help smooth the overall load served by CG&E but also will help reduce CG&E's summer electric load and winter gas load, especially during peak hours. On-site chiller and boiler systems typically carry excess cooling and heating capacity to meet occasional peak demands, which results in inefficient partial chiller/boiler loads during most of the year.
Currently each building in downtown Cincinnati must have enough installed cooling capacity (typically at least two chillers per building) to meet its peak load and provide for backup in case of chiller failure. By contrast, the EnergyCos' central plant chillers not only will constitute significantly more technologically sophisticated equipment than the building owners' existing chillers, but will be sized and operated to be staged on and off to follow the combined load of the downtown buildings.
In this manner, the EnergyCos' chillers will be operated at or near peak efficiency and will achieve the highest seasonal efficiency possible. As a consequence, the maximum load on CG&E's system should be reduced, thereby assisting CG&E in deferring the construction or acquisition of new generation resources.

* Additional Environmental Benefits. Because less electricity will be consumed by CG&E's large commercial customers in downtown Cincinnati, the proposed district energy business will result in decreased electric generation by-product airborne pollutants in the Cincinnati area. This is especially significant since Cincinnati is in a moderate non-attainment area for ozone under the federal Clean Air Act regulations. Moreover, Cinergy's district energy business will decrease the level of CFC and NOx emissions in the Cincinnati area.

* Business Development. Cinergy's district energy business will make a significant contribution to the economic development of Cincinnati by enhancing the City's infrastructure and increasing the City's competitiveness (in terms of retaining existing and attracting new businesses) vis-a-vis other comparable cities and suburban areas. Obviously, Cinergy - headquartered in Cincinnati with its principal operating subsidiary, CG&E, also located there - has a substantial vested interest in the economic development of the City and its core business district.

* Customer Satisfaction. As already noted, the impetus for Cinergy's proposed district energy business came directly from customers of CG&E, commercial building owners and managers in the downtown area who had heard of CG&E's plans to replace its aging chillers. The recent granting by the City to Cinergy of a non-exclusive franchise to provide district energy to the downtown area stemmed in part from the City Council's recognition of the strong endorsement by these downtown building owners and real estate developers for Cinergy's proposal, and their desire that Cinergy's district energy business be up and running at the earliest possible date. By reducing the capital expenses of these customers, Cinergy's district energy business should bolster the financial strength and continued viability of CG&E's existing base of large commercial customers in downtown Cincinnati. More generally, implementation of the proposed transactions should generate increased satisfaction and loyalty toward Cinergy among its customers - especially important as the industry becomes more competitive and energy providers strive to differentiate themselves from their competitors. Cinergy's district energy business will serve as a model of Cinergy's capability to meet the diverse energy-related needs of its customers through innovative products and services.

* Investors. Cinergy would not undertake its proposed district energy business without a strong expectation of realizing profits to accrue to the benefit of Cinergy's investors.

The proposed district energy business is closely related to Cinergy's core utility business. In the first place, CoolCo and HeatCo will be public utilities under Ohio law (see Item 4 below). They will operate within Cincinnati, the hub of CG&E's service territory, serving existing retail utility customers of CG&E and will themselves receive electricity and gas from CG&E to fuel their central plant facilities. The EnergyCos' district energy business will reduce the demand on CG&E's electric and gas systems, fostering CG&E's demand side management program while at the same time producing benefits for CG&E utility customers (capital cost and O&M savings).

It is no less apparent that the district energy business is a natural extension of Cinergy's traditional gas and electric business, made feasible by the skills and experience developed in those core operations. The basic infrastructure of a district energy system - the central plant production facility, with its chillers/boilers and cooling towers, together with the distribution piping system - bears an obvious close similarity to the basic infrastructure of the conventional vertically integrated electric/gas utility system. In building, owning and operating its district energy facilities, the EnergyCos would draw upon the Cinergy system's extensive experience, knowledge and resources derived from the operating subsidiaries' long history of building and operating large complex power plants and other energy facilities. In this regard, CG&E over the years has installed and maintained large piping systems in the streets of downtown Cincinnati to serve its gas customers. Cinergy power plants such as the Zimmer and Gibson generating stations are exceedingly complex, state-of-the art facilities, handling huge volumes of steam, hot water and condenser water. As already noted with reference to CG&E, as a direct adjunct to their utility operations, the Cinergy companies own and operate central chilled water systems and associated cooling towers, used for air conditioning offices, control rooms, computers and other critical equipment centers.

2. Subsection (v) of Section D of Item 1 ("Organization and Financing of EnergyCos") is amended and restated in its entirety to read as follows:

     (v)  Use of Proceeds

The EnergyCos would use the proceeds of the parent company financing transactions proposed herein (as well as the proceeds of exempt financing transactions) for general corporate purposes, including financing of the construction, operation and maintenance of their central plant facilities and associated distribution pipe systems and other ongoing working capital needs.

In this regard, Cinergy estimates the initial cooling load for downtown Cincinnati to be about 15,000 tons; the first phase of the EnergyCos proposed district energy business, designed to serve this load, involves the construction of the central district energy plant (initially expected to be solely dedicated to district cooling) and the installation of the associated underground piping system, at an aggregate estimated cost of not less than $30 million and with an expected completion date of mid-1997.
The annual capital expenses associated with maintaining the initial district cooling facilities are estimated at $1-2 million. In the event that the EnergyCos modify the central plant to accommodate district heating, and install the related dedicated piping system, the cost of these anticipated capital improvements is estimated at not less than approximately $10 million.

In addition, Cinergy anticipates that over the next ten years the aggregate cooling load for the downtown Cincinnati area will grow to about 50,000 tons. Depending on the actual magnitude of downtown development, two additional central stations (and related distribution piping networks) will likely be required to serve this augmented load; the initial construction cost for each additional central station (including the related distribution system) is estimated at not less than $30 million.
None of such proceeds will be used by the EnergyCos to invest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in the Act.

3. Section F of Item 1 is amended and restated in its entirety to read as follows:

     F.   Rule 24 Notification Certificates

Applicants propose to furnish the Commission with the following information with respect to the EnergyCos on a periodic basis. Within 60 days following the end of each calendar quarter (commencing with the first calendar quarter following the Commission's order in this proceeding), Cinergy Services will file with the Commission a certificate of notification pursuant to Rule 24 comprised of the following: (1) an unaudited balance sheet and income statement of each EnergyCo for the preceding calendar quarter; (2) a summary of the business activities undertaken by each EnergyCo during the preceding quarter, including any related customer financing; (3) a summary of the financing activities with respect to the EnergyCos during the preceding quarter, including both exempt and jurisdictional transactions; (4) a summary of any services received by each EnergyCo from Cinergy Services, identifying each service by function and the aggregate cost thereof to the EnergyCo; and (5) information sufficient to demonstrate that any chilled or hot water, together with any incidental services, construction or goods, sold by either EnergyCo to CG&E (or any other associate company) pursuant to Rule 81 have been so provided on terms comparable to those offered to nonassociate customers (having due regard to any differences of quality or quantity).

The foregoing notwithstanding, to the extent that any of such information becomes required to be reported to the Commission pursuant to Rule 58 (see Rel. No. 35-26313, June 20, 1995), that information would no longer be reported via certificates of notification in this proceeding.

4.   Item 4 is amended and restated in its entirety to read as follows:

Item 4.   Regulatory Approval.

The EnergyCos will be subject to regulation as public utilities by both the PUCO and, as to rates, the City of Cincinnati.

Specifically, under Ohio law, CoolCo and HeatCo would be deemed a "cooling company" and "heating company," respectively, and therefore in each case a "public utility." See Ohio Rev. Code Ann. ("ORCA") Sections 4905.02, 4905.03(A)(9). Accordingly, HeatCo and CoolCo would be subject to the general jurisdiction of the PUCO. See ORCA Section 4905.05. CoolCo and HeatCo, respectively, are not required under Ohio law to request PUCO approval to become a public utility. Pursuant to ORCA Section 4905.02, the definition of a "public utility" encompasses a "[a] heating or cooling company, when engaged in the business of supplying water through pipes or tubing to consumers within this state for heating or cooling purposes" (emphasis added) (ORCA Section 4905.03(A)(9)). Nor does the PUCO have jurisdiction over the acquisition of securities of the EnergyCos by Investments or Cinergy.

The general jurisdiction of the PUCO over public utilities extends to supervision of the "general condition, capitalization, and franchises, and as to the manner in which their properties are leased, operated, managed, and conducted with respect to the adequacy or accommodation afforded by their service, the safety and security of the public and their employees, and their compliance with all laws, orders of the [public utilities] commission, franchises, and charter requirements." ORCA Section 4905.06. By way of example, and without attempting to be exhaustive, PUCO jurisdiction specifically includes: supervisory authority over books and records, accounts, facilities and property within the state, and products and services (ORCA Sections 4903.02, 4903.03, 4905.04, 4905.05, 4905.06);
assessment for PUCO and Consumers' Counsel expenses (ORCA Section 4905.10); the system of accounts (ORCA Sections 4905.13, 4905.17, 4905.18); the required filing of annual reports and certain contracts (ORCA Sections 4905.14, 4905.16); tariffs and schedules of services ORCA Sections 4905.22, 4905.28, 4905.30, 4905.32, 4905.33); the abandonment of facilities (ORCA
Sections 4905.20-.21); financing (ORCA Sections 4905.40-.42); and, the declaration of stock, bond or scrip dividends or distributions (ORCA
Section 4905.46).

More specifically, with respect to PUCO jurisdiction over public utility financing, the PUCO has statutory authority to approve the issuance of "stocks, bonds, notes, and other evidences of indebtedness, payable at periods of more than twelve months after their date of issuance." ORCA
Section 4905.40. Pursuant to this statutory requirement, Investments filed a joint application with the PUCO on February 7, 1996 (see Exhibit D-2) requesting approval for each of CoolCo and HeatCo to issue 100 shares of no-par common stock to Investments, for the formation of the respective companies. PUCO approval is expected before the end of February 1996.

In addition to the PUCO's jurisdiction, CoolCo and HeatCo must each receive a franchise from the City of Cincinnati by virtue of their proposed operations within Cincinnati. Under "home rule" provisions of Ohio law, the City also has primary jurisdiction over the rates to be charged to the EnergyCos' customers for the provision of chilled or heated water within the City of Cincinnati. See ORCA Section 4909.34.

No other city, state or federal regulatory agency (other than the Commission under the Act) has jurisdiction over the proposed transactions.

Item 6.   Exhibits and Financial Statements.

     (a) Exhibits. Except as otherwise indicated below, the following exhibits are filed herewith:

     A-1  Form of articles of incorporation of CoolCo/HeatCo
     A-2  Form of by-laws of CoolCo/HeatCo
     A-3  Form of common stock certificate of CoolCo/HeatCo
     D-1  Execution Form of Franchise Agreement
     D-2 Joint Application to PUCO in respect of EnergyCos filed February 7, 1996 (Case Nos. 96-126-CC-AIS and 96-127-HT-AIS)
     D-3 Order of PUCO in Case Nos. 96-126-CC-AIS and 96-127-HT-AIS (to be filed by amendment)
     F-1  Preliminary opinion of counsel

SIGNATURE

Pursuant to the requirements of the Act, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:    February 14, 1996

                             CINERGY CORP.

                        By:  /s/ William L. Sheafer
                             Treasurer

                             CINERGY INVESTMENTS, INC.

                        By:  /s/ William L. Sheafer
                             Treasurer

                             CINERGY SERVICES, INC.

                        By:  /s/ William L. Sheafer
                             Treasurer

                             ENDNOTES

/1/ In addition, plans were recently announced for the construction of a district cooling system for downtown Boston. See The Energy Daily, Jan. 26, 1996 at 1.

/2/ Several prospective customers have expressed an interest in being supplied with both district hot water and steam. Any steam sales would comprise no more than a small portion of HeatCo's business (i.e., not more than 10% of HeatCo's total annual operating revenues). Accordingly, Cinergy requests authorization for HeatCo to market both hot water and steam.